UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Capital Financial Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

140144-10-6

(CUSIP Number)

Bruce Edwin Graham
1700 West Katella Avenue
Orange, CA 92867
(714) 628-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140144-10-6	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Bruce Edwin Graham I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 604,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 604,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.18% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 14,455,943 shares outstanding as of October 31, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010.

CUSIP No. 140144-10-6	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS William L. Graham I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 155,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.07% (1)
14	TYPE OF REPORTING PERSON IN

(1)
The number of outstanding shares of Common Stock for purposes of this calculation consists of 14,455,943 shares outstanding as of October 31, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010.

CUSIP No. 140144-10-6	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) is related to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Capital Financial Holdings, Inc., a North Dakota Corporation (the “Company”).  The principal executive offices of the Company are located at 1 Main Street North Minot, North Dakota 58703.

Item 2.	Identity and Background

This Statement is filed by Bruce Edwin Graham and William L. Graham (collectively, the “Reporting Persons”).  William Graham is the father of Bruce Graham.  The business address for each of the Reporting Persons is 1700 West Katella Avenue, 2nd Floor, Orange, CA 92867.

Bruce Graham is president and chief executive officer of BB Graham & Co., a securities brokerage firm located at 1700 West Katella Avenue, 2nd Floor, Orange, CA 92867.  William Graham is senior vice president of BB Graham & Co.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Report Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of November 17, 2010, Bruce Edwin Graham had acquired 604,500 shares of Common Stock in open market transactions for an aggregate of approximately $100,728.14 of his personal funds. As of November 17, 2010, William L. Graham had acquired 155,000 shares of Common Stock in open market transactions for an aggregate of approximately $30,216.16 of his personal funds.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by them or otherwise acquired by them, either in the open market or in privately negotiated transactions.

CUSIP No. 140144-10-6	SCHEDULE 13D

The Reporting Persons currently do not have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) As of November 17, 2010, Bruce Graham was the beneficial owner of 604,500 shares of Common Stock, which represents approximately 14.18% of the outstanding shares of Common Stock.  As of November 17, 2010, William Graham was the beneficial owner of 155,000 shares of Common Stock, which represents approximately 1.07% of the outstanding shares of Common Stock.  Percentage ownership is calculated based on 14,455,943 shares of outstanding Common Stock on October 31, 2010, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 filed on November 12, 2010.

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Bruce Edwin Graham	0	604,500	0	604,500
William L. Graham	0	155,000	0	155,000

(c)           The transactions effected by Bruce Graham during the past 60 days are described below:

The following tables set forth all transactions with respect to shares of Common Stock effected in the past sixty (60) days by any of the Reporting Persons (inclusive of any transaction effected as of 5:30 p.m. Eastern Time, on November 17, 2010).

Purchases
Name of Reporting Person	Date	Shares Purchased	Aggregate Purchase Price (1)	Transaction Type
Bruce Edwin Graham	10/25/10	4,500	$405.00	Open Market Purchase
Bruce Edwin Graham	11/09/10	15,000	$1,350.00	Open Market Purchase
Bruce Edwin Graham	11/11/10	5,000	$550.00	Open Market Purchase
Bruce Edwin Graham	11/12/10	15,000	$1,950.00	Open Market Purchase
Bruce Edwin Graham	11/15/10	5,000	$658.27	Open Market Purchase

(1)	The Reporting Person did not pay brokerage fees or commissions on these transactions.

CUSIP No. 140144-10-6	SCHEDULE 13D

Sales
Name of Reporting Person	Date	Shares Sold	Aggregate Sale Price (1)	Transaction Type
Bruce Edwin Graham	10/07/10	5,000	$549.99	Open Market Sale

(1)           The Reporting Person did not pay brokerage fees or commissions on these transactions.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

William L. Graham is the father of Bruce Edwin Graham.  On November 17, 2010, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit	Description
99.1	Joint Filing Agreement of the Reporting Persons

CUSIP No. 140144-10-6	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2010	By:	/s/ Bruce Graham

Bruce Edwin Graham, an individual

Dated: November 17, 2010	By:	/s/ William Graham

William L. Graham, an individual